

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

John Hall
Chief Executive Officer
Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

> **Re: Intapp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-256812**

Dear Mr. Hall:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 of Form S-1 filed June 21, 2021

Dilution, page 70

1. Revise to clarify that on both a historical and pro forma basis you have a net tangible deficit, not book value. In addition, you should clarify that after giving effect to your sale of shares of common stock in the offering there will be a pro forma as adjusted net tangible deficit. The offering will result in an immediate decrease in net tangible deficit to existing stockholders etc. Similarly revise the line-item descriptions of the per share amounts.

John Hall
Intapp, Inc.
June 22, 2021
Page 2

   You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Lona Nallengara, Esq.